SECURITI 07001114 ON

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RECEIVED FEB 2 8 2007 SEC MAIL PROCESSING SECTION WASH, D.C. 210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North American Capital Markets, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Ave. Suite 120
(No. and Street)

Minneapolis	MN	55416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

4000 Lexington Ave. N, Suite 201	St. Paul	Minnesota	55126
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Wier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North American Capital Markets, LLC., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Michael J. Wier, FINOP

Title

ANN MARIE BAILEY
Notary Public
Minnesota
My Commission Expires January 31, 2009

Ann Marie Bailey

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

North American Capital Markets, LLC

(A Wholly Owned Subsidiary of NACM Holdings, LLC)
Minneapolis, Minnesota

Financial Statements and Additional Information

Period Ended December 31, 2006

North American Capital Markets, LLC

(A Wholly Owned Subsidiary of NACM Holdings, LLC)

Financial Statements and Additional Information

Period Ended December 31, 2006

Table of Contents

Independent Auditor's Report 1

Financial Statements

- Balance Sheet 3
- Statement of Operations and Member's Equity 4
- Statement of Cash Flows 5
- Notes to Financial Statements 6

Independent Auditor's Report on Internal Controls 14

Additional Information

- Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 15

WIPFLi LLP

Independent Auditor's Report

North American Capital Markets, LLC
Minneapolis, Minnesota

We have audited the accompanying balance sheet of North American Capital Markets, LLC (A Wholl as of December 31, 2006, and the related statements of operations and member's equity, and cash flows for the period from inception (January 3, 2006) to December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North American Capital Markets, LLC as of December 31, 2006, and the results of its operations and its cash flows from inception (January 3, 2006) to December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on page 15 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Wipfli LLP

Wipfli LLP

February 21, 2007

St. Paul, Minnesota

North American Capital Markets, LLC

(A Wholly Owned Subsidiary of NACM Holdings, LLC)

Balance Sheet

December 31, 2006

Assets

Assets:		
Cash	$	271,915
Deposit with clearing organization		100,796
Securities owned at market		1,487,880
Other assets		93,525
Furniture and equipment, net		51,290
TOTAL ASSETS	$	2,005,406

Liabilities and Member's Equity

Liabilities:		
Customer advances	$	54,396
Due to clearing broker		1,168,785
Accrued and other liabilities		170,725
Total liabilities		1,393,906
Member's Equity		611,500
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,005,406

See accompanying notes to financial statements.

North American Capital Markets, LLC

(A Wholly Owned Subsidiary of NACM Holdings, LLC)

Statement of Operations and Members' Equity

Period Ended December 31, 2006

Revenue:		
Commissions	$	665,489
Principal transactions		237,037
Investment banking		1,947,017
Interest and dividends		63,453
Other		32,471
Total revenue		2,945,467
Expenses:		
Employee compensation and benefits		2,499,302
Occupancy		197,190
Floor brokerage, exchange, and clearance fees		64,849
Communications and data processing		206,791
Regulatory fees		40,803
Legal and professional fees		35,231
Marketing and promotion		174,361
Interest		57,277
Other expenses		94,057
Total expenses		3,369,861
Net loss		(424,394)
Member's equity at inception (January 3, 2006)		-
Member's contributions		1,035,894
Member's equity at end	$	611,500

See accompanying notes to financial statements.

North American Capital Markets, LLC

(A Wholly Owned Subsidiary of NACM Holdings, LLC)

Statement of Cash Flows

Period Ended December 31, 2006

Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Net loss	$	(424,394)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		17,589
Changes in operating assets and liabilities:		
Deposit with clearing organization		(100,796)
Securities owned at market		(1,487,880)
Other assets		(93,525)
Customer advances		54,396
Due to clearing broker		1,168,785
Accrued and other liabilities		170,725
Net cash used in operating activities		(695,100)
Cash flows from investing activities:		
Capital expenditures		(68,879)
Cash flows from financing activities:		
Member contributions		1,035,894
Net cash provided by financing activities		1,035,894
Net change in cash and cash equivalents		271,915
Cash and cash equivalents at inception (January 3, 2006)		-
Cash and cash equivalents at end	$	271,915
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$	57,277

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Organization and Nature of Business

North American Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is registered under Rule 15c3-3(k)(2)(ii) which represents that funds and securities belonging to the Company's customers will be processed by a correspondent broker-dealer ("clearing organization"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company engages as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking services. The Company is a single member limited liability company owned by NACM Holdings, LLC. On January 3, 2006 the Company acquired the name and assets of North American Capital Markets, Inc. in which it was formerly known as.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Reserve Requirement

The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to SEC Rule 15c3-3.

Note 1 Summary of Significant Accounting Policies (Continued)

Securities Activities

Proprietary securities transactions in regular way trades are recorded on the trade date. Profits and losses arising from securities transactions entered into for the account and risk of the Company are recorded on the trade date. Customers' securities transactions and related commission income and expenses are recorded on their settlement date, which is generally the third business day following the trade date.

Marketable Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions are settled.

Furniture, Equipment, and Depreciation

Furniture and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of furniture and equipment are reflected in income. Depreciation is computed on the straight-line method for financial reporting purposes, based on the estimated useful lives of the assets.

Note 2 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum regulatory net capital, as defined under such provisions. Regulatory net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had regulatory net capital requirements of $174,238. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2006, is 3.1 to 1. The SEC permits a ratio of no greater than 8 to 1 during the Company's first 12 months of operations.

Note 3 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 Securities Owned

Marketable securities held by the Company are classified as trading securities. Unrealized gains and losses are included in income on a current basis. The cost is determined on the specific identification basis and approximates market value at December 31, 2006.

Marketable securities, owned at market values, are as follows:

		2006
Securities issued by states and political subdivisions in the U.S.	$	1,487,880

Note 5 Deposit With Clearing Organization

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis (Note 1). The amount payable to the clearing organization is related to the aforementioned transactions. The Company is required to maintain a $100,000 deposit with the organization to collaterize certain transactions.

Note 6 Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2006:

Office equipment	$	60,613
Leasehold improvement		8,266
Subtotal		68,879
Less: Accumulated depreciation		(17,589)
Net property and equipment	$	51,290

Note 7 Leases

The Company leases its primary office space and furniture in Minneapolis, Minnesota, under operating leases. The office space lease provides for the Company to pay taxes, insurance, maintenance, and other operating costs of the property. The primary office space lease expires in 2009, and the equipment lease expires in 2007.

In addition to its primary office space, the Company leases remote sales offices in Florida and New Jersey under operating leases. Both remote sales office leases expire in 2007.

Note 7 Leases (Continued)

Future minimum payments, by year, under the operating leases are as follows:

2007	$	124,700
2008		91,300
2009		76,100
Total minimum lease payments	$	292,100

Rental expense for all operating leases amounted to $206,714 for the period January 3, 2006 ,through December 31, 2006.

Note 8 Short-Term Borrowings

As part of the Company's agreement with its clearing organization, the Company is able to borrow funds from the clearing organization on margin for securities purchased by the Company. These loans are collateralized by the securities purchased. Interest is charged on the account based on the clearing organization broker's call rate plus .5% (7.5% at December 31, 2006). No borrowings were outstanding at December 31, 2006. Amounts due to the clearing broker at December 31, 2006 relate to securities traded but not settled. No borrowings were outstanding related to unsettled trades at December 31, 2006.

Note 9 Management Contract

The Company has a management agreement with a third-party service provider to assist with financial accounting services, payroll, benefits administration, and information technology support. The agreement is for one year and is renewed automatically unless either party terminates the agreement by giving 90 days notice prior to the anniversary date of the agreement. Fees are based on substantially all costs incurred by the third-party service provider related to Company support. For the period ended December 31, 2006, the Company paid the third-party service provider $73,185 as reimbursement for services performed on behalf of the Company.

Note 10 Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 11 Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of any net losses on these unsettled trades. At December 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

The Company entered into an agreement with N.A. Corporation in 2006 for the purpose of licensing its marketing logo. Terms of the agreement call for the Company to pay $10,000 annually to N.A. Corporation in quarterly installments ending in 2011.

In the ordinary course of conducting business, the Company occasionally becomes involved in legal proceedings relating to contracts, customers, or other matters. While any proceeding or litigation has an element of uncertainty, management of the Company believes that the outcome of any pending or threatened actions will not have a material adverse effect on the business or financial condition of the Company.

Note 12 Retirement Plan

The Company sponsors a 401(k) profit sharing plan which covers substantially all full-time employees of the Company. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors. No retirement plan contributions were authorized for 2006.

Note 13 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during 2006. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Note 14 Major Customer

In 2006, one major customer accounted for 35% of revenues aggregating $1,015,000.

Beginning in 2007, management anticipates revenues from this major customer will decline significantly.

Additional Information

WIPFLi LLP

Independent Auditor's Report on Internal Controls

North American Capital Markets, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of North American Capital Markets, LLC as of December 31, 2006, and for the period from inception (January 3, 2006) to December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's objectives mentioned above.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

February 21, 2007
St. Paul, Minnesota

North American Capital Markets, LLC

(A Wholly Owned Subsidiary of NACM Holdings, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net capital:		
Total members' equity	$	611,500
Deductions and/or charges:		
Nonallowable assets:		
Premises and equipment		51,290
Prepaid expenses and other assets		89,874
Net capital before haircuts on securities positions		470,336
Haircuts on securities		20,399
Net capital	$	449,937
Aggregate indebtedness:		
Items included in the balance sheet:		
Payable to clearing broker	$	1,168,785
Customer advances		54,396
Accrued expenses		170,725
Total aggregate indebtedness	$	1,393,906
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
12.5% of aggregate indebtedness	$	174,238
Minimum dollar requirement		120,000
Net capital requirement	$	174,238
Excess net capital at required minimum dollar amount	$	329,937
Excess net capital at 12.5% of aggregate indebtedness	$	275,699
Ratio: Aggregate indebtedness to net capital		3.1 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006, Amended Part IIA FOCUS filed January 31, 2007.

END